Kaupthing Bank hf (KAUP)	as of April 2008

Company Profile

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Large Nordic Bank – Headquartered in Iceland, KAUP provides a mix of retail, corporate and investment banking as well as asset management in all the Nordic countries and the UK. The 7th largest Nordic bank and the largest company in Iceland, KAUP has grown dramatically through recent acquisitions, notably FIH (Denmark) in 2004 and Singer & Friedlander (UK) in 2005.

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Recent Volatility – The price of debt issued by Iceland and the Icelandic banks has been extremely volatile recently due to concerns about Iceland’s AAA rating and external funding pressures on the banks.

2007 Operating Income by Country

Debt Statistics / Financial Ratios

	ISK			USD
(billions, except ratios)	2005	2006	2007	2007
Assets	2,541	4,055	5,347	85.4
Equity	194	323	356	5.7
Borrowings	1,739	3,024	2,616	41.8
Loans	1,659	2,616	3,304	52.8
NPLs/Loans	0.98%	1.00%	0.98%	0.98%
Tier I ratio	9.40%	10.50%	9.60%	9.60%

*	Exchange rate of 62.58 ISK/USD as of 12/31/07.

Portfolio Holding

Client’s name

Current Holding:	0.5% as of 3/31/08
Description:	7.125% due 5/19/16 (+xxx bps)
Ratings:	A1/NR/A- (Moody’s/S&P/Fitch)

Investment Thesis

Diversified Asset Base and Good Asset Quality	Revenues are diversified by country and by product. Acquisitions of FIH ($1.2bn in 2004) and Singer & Friedlander ($963mm in 2005) have improved the quality and diversification of the loan portfolio. These assets are potentially saleable in case of distress.

Good Liquidity; Solid Capitalization	KAUP has secured liquidity of $19.6 billion which covers all debt maturities for the next 440 days. A recent stress test of the KAUP balance sheet by the Financial Supervisory Authority of Iceland concluded that KAUP can withstand five simultaneous shocks to its asset base and still maintain a 9.6% Tier I capital ratio.

Sovereign Backstop May Exist	KAUP is the largest bank in Iceland with market share of approximately 25% in retail banking. Due to its important role in the domestic economy, we believe KAUP may receive financial assistance from the Icelandic central bank in the event of a financial crisis.

Risks

Heavy Reliance on Capital Markets For Funding and Earnings	With only 30% of KAUP’s funding provided by customer deposits at the end of 2007, KAUP is largely dependent on external wholesale funding, which is currently expensive.

Negative Outlook for Iceland	Iceland is experiencing macroeconomic pressures including a large current account deficit. A recession would likely lead to lower revenues (slowdown in new loan growth) as well as declining asset quality (increase in non-performing loans).

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Dodge & Cox / Investment Managers / San Francisco